CAPSTONE SYSTEMS INC. 242 Dolenjska cesta – Ljubljana, Slovenia, 1000 Tel. (725)333-4110 Email: capstonesystems1@gmail.com

February 26, 2016

Ms. Sherry Haywood, Staff Attorney

U. S. Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re:	Capstone Systems Inc.
Amendment No 1 to Registration Statement on Form S-1 Filed December 15, 2015 File No. 333-207100

Dear Ms. Haywood,

We appreciate the staff's review of our amendment to the Registration Statement as filed on December 15, 2015 and based upon the comment letter dated December 28, 2015 we have amended the Registration Statement as follows:

Prospectus Summary, page 5

1. We note your response to comment 5 in our letter dated October 20, 2015. Please update the disclosure to state whether the 50 custom household cabinets were delivered to your customer. Please also update your disclosure to discuss other revenue generated. In particular, we note from your response to comment 10 in our letter dated October 20, 2015 that you have generated $60,432 to date.

The disclosure has been updated per your comment.

Dilution, page 15

2. Please update your dilution calculations to be as of the latest balance sheet date.

We have updated the dilution calculations through November 30, 2015.

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CAPSTONE SYSTEMS INC. 242 Dolenjska cesta – Ljubljana, Slovenia, 1000 Tel. (725)333-4110 Email: capstonesystems1@gmail.com

Management's Discussion and Analysis, page 21

3. We have read your revision related to comment 8 in our letter dated October 20, 2015. You continue to state on page 21 that you have not generated any revenues to date. Please revise accordingly to be consistent with your disclosure to the contrary elsewhere.

The disclosure has been corrected.

4. Please update MD&A accordingly to discuss results of operations and liquidity as of the audited balance sheet date of May 31, 2015 as well as the most recent balance sheet date of August 31, 2015. Also provide updated disclosures elsewhere, for example, the Prospectus Summary on page 5 and the Summary Financial Information on page 6.

The MD&A, Prospectus Summary, Summary Financial Information and other sections, as applicable, have been updated to discuss May 31, 2015 and the most recent financial statements of November 30, 2015.

Statement of Operations, page F-3

5. We have read your response to comment 13 in our letter dated October 20, 2015, which addresses only the net loss per share and weighted average shares outstanding as of August 31, 2015. In this regard, you have not explained how the basic and diluted net income per share of $0.0020 and the weighted average shares outstanding of 218,579 as of May 31, 2015, as shown on page F-3, is appropriate. Please explain how both of these figures were calculated or otherwise revise accordingly.

Basic and diluted net income per share of $0.0020 was calculated on the net gain of $8,357 divided by 4,000,000 shares. We have corrected the weighted average shares as it was being calculated using a full year instead of as of the date of inception.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements, page F-6

Revenue Recognition, page F-7

6. We note your response to comment 14. Pursuant to ASC 830-10-45-2, help us better understand how you determined that the U.S. dollar is the currency of the primary economic environment in which you primarily generate and expend cash. Please address your consideration of ASC 830-10-55-3 through 55-5, specifically addressing each of the salient factors in ASC 830-10-55-5.

As disclosed previously the company is a Nevada corporation, utilizes a US bank account, all purchases and sales are in US dollars and all sales for the foreseeable future are expected to be in the US as this is the market we are targeting. While we currently have our primary office in Slovenia as that is where are director lives it is our full intention to open our main operating office in the U.S. when we receive funding. Management has reviewed ASC 830-10 for determining the company's functional currency and in management's judgement the currency of the environment in which we primarily generate and expend cash, and anticipate all future operations, is the U.S. dollar.

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CAPSTONE SYSTEMS INC. 242 Dolenjska cesta – Ljubljana, Slovenia, 1000 Tel. (725)333-4110 Email: capstonesystems1@gmail.com

7. We have read your response to comment 15 in our letter dated October 20, 2015. You have not addressed how your current revenue recognition policy as disclosed herein complies with the criteria in ASC 605-10-S99-1.

We have revised the note to identify all four criteria for revenue recognition outlined in ASC 605-10-S99-1 and how we have addressed each.

8. We note your response to comment 15 in our letter dated October 20, 2015 where you explain the one sale made in the quarter ended August 31, 2015. Please explain the nature of this transaction, including the nature of the costs incurred and why this is recorded as deferred cost of sales and not inventory and why there is such a lag between customer payment and delivery. Please tell us how your accounting of the deferred cost of goods sold "asset" versus expense recognition is appropriate.

The product was not inventory as it was in shipment from the supplier. We have added disclosure in the Revenue Recognition note regarding the deferred cost of sales.

Note 6: Fixed Assets, page F-9

9. We note your revision in response to comment 16 in our letter dated October 20, 2015. It does not appear that this new tax footnote includes the required disclosures of ASC 740-10-50. Please revise accordingly. Also, you responded that you corrected the effective tax rate to 35% but the effective tax rate as disclosed herein is still 20%. Please revise accordingly.

The note has been revised.

Item 16. Exhibits, page 40

10. We note your response to comment 20 in our letter dated October 20, 2015. We note that your sales agreement with Welbom Cabinetry & Joinery is listed as Exhibit 10.7 in your exhibit list. Please file an executed version of this agreement.

Management has decided not to do business with Welbom Cabinetry and Joinery since the agreement was signed last year. All references to the agreement have been removed from the Registration Statement.

11. We note your response to comment 21 in our letter dated October 20, 2015. Please delete the language in the subscription letter requiring subscribers to acknowledge or certify that he/she has "read" or "understands" all of the terms of the subscription agreement.

The language has been deleted.

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CAPSTONE SYSTEMS INC. 242 Dolenjska cesta – Ljubljana, Slovenia, 1000 Tel. (725)333-4110 Email: capstonesystems1@gmail.com

Capstone Systems Inc. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jure Perko

Jure Perko

President & Director

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